ISSUER FREE WRITING PROSPECTUS

(Supplementing Preliminary Prospectus Dated May 30, 2008)

Filed Pursuant to Rule 433

Registration No. 333-146098

Amendment No. 5 to Form S-1

June 13, 2008

RHI ENTERTAINMENT, INC.

This Free Writing Prospectus relates only to the securities described in the preliminary prospectus dated May 30, 2008 relating to this offering (the “Preliminary Prospectus”) and should be read together with the Preliminary Prospectus.

On June 13, 2008, RHI Entertainment, Inc. filed Amendment No. 5 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus. This Free Writing Prospectus sets forth the certain revised disclosures under the following captions of the Preliminary Prospectus that forms part of the Registration Statement to which this Free Writing Prospectus relates:

•	Prospectus summary;
•	Prospectus summary—The offering;
•	Risk factors—Risks related to our business—Our significant reliance on Genius Products for video distribution poses certain risks;
•	Dilution; and
•	Unaudited pro forma financial information.

Conforming changes to those discussed above have been made throughout the Preliminary Prospectus. The terms “RHI,” “RHI Inc.,” “the company,” “us,” “we” or “our” are used in this Free Writing Prospectus in the same manner as in the Preliminary Prospectus.

* * *

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

RHI Entertainment, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll free at 1-866-430-0686 or Banc of America Securities LLC toll free at 1-800-294-1322.

* * *

1. We added the following two sentences to the end of the fifth paragraph of page one of the Preliminary Prospectus under the caption “Prospectus Summary.”

Revenue, Adjusted EBITDA and net loss for the three months ended March 31, 2008 were $22.2 million, $(18.6) million and $(20.2) million, respectively, compared to $6.7 million, $(36.4) million and $(17.3) million, respectively, for the three months ended March 31, 2007. In March 2008, Kelso temporarily suspended payment of their quarterly management fee to optimize the company’s available liquidity.

2. We added the bolded/underlined/bracketed words to the following paragraph on page 9 of the Prospectus Summary under the caption “Prospectus summary—The offering” (as well as other places in the document where applicable):

We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $198.2 million ($227.9 million if the underwriters exercise their over-allotment option in full) after underwriting discounts and commissions (assuming an initial offering price equal to the midpoint of the range set forth on the cover page of this prospectus). We will contribute the net proceeds from this offering to Holdings II in exchange for newly issued common membership units in Holdings II. We expect that Holdings II [and its subsidiaries] will then use the net proceeds received from us, together with the net proceeds from [RHI LLC’s] new $50.0 million senior second lien credit facility and approximately $68.7 million of borrowings under [RHI LLC’s] revolving credit facility, as follows:

•	approximately $260.0 million will be used to repay [RHI LLC’s] existing senior second lien credit facility in full;
•

approximately $35.7 million will be used to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility, including prepayment premiums of $5.7 million;

•

approximately $21.2 million will be used to pay fees and expenses in connection with the reorganization and offering transactions and the concurrent financing transactions, including $6.0 million to Kelso in exchange for the termination of our fee obligations under our existing financial advisory agreement; and

•	any remaining proceeds will be used for general corporate purposes, which may include the repayment of borrowings under [RHI LLC’s] revolving credit facility.

3. We bolded and repositioned the first sentence of the first full paragraph on page 23 of the Preliminary Prospectus under the caption “Risk Factors—Risks related to our business” as the header of a separate risk factor discussing the risks related to our customer, Genius Products.

4. We revised the section under the caption ‘‘Dilution.’’ The revised section is set forth below.

Dilution

Dilution is the amount by which the initial public offering price per share paid by purchasers of our common stock to be sold in this offering exceeds the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. The net tangible book value per share and pro forma net tangible book value per share of our common stock is determined as follows:

•	our total assets less our intangible assets, which equals our total tangible assets;

•	less our total liabilities;

•	divided by the number of shares of our common stock outstanding; and

•	assuming all common membership units of Holdings II held by KRH immediately prior to the offering had been exchanged for common stock as of March 31, 2008.

Our net tangible book value as of March 31, 2008 was $6.9 million, or $0.69 per common share.(1) Without taking into account any adjustment in net tangible book value attributable to operations after March 31, 2008, after giving effect to this offering and the receipt by us of an estimated $198.2 million of net proceeds from this offering, based on an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus), our pro forma net tangible book value at March 31, 2008 would have been $178.8 million(2) or $7.98 per common share.(2) This represents an immediate increase in net tangible book value of $7.29 per share to our existing stockholders. This also represents an immediate dilution of $9.02 per share to new investors purchasing shares of our common stock in this offering. Net tangible book value and per share amounts should be read in conjunction with our unaudited consolidated pro forma balance sheet as of March 31, 2008. The following table illustrates this per-share dilution to new investors:

		Per Share
Assumed initial public offering price per share		$17.00
Net tangible book value per share as of March 31, 2008(1)	0.69
Increase per share attributable to investors in this offering	7.29
Pro Forma net tangible book value per share after this offering(2)		7.98
Dilution per share to new investors(3)		$9.02
(1)	Net tangible book value per share as of March 31, 2008 is based on our actual tangible net book value of $6.9 million at that date (calculated as described above) divided by the 9.9 million common membership units in Holdings II held by KRH. See ‘‘The offering’’.
(2)	Pro forma net tangible book value as of March 31, 2008 of $178.8 million assumes the exchange of KRH’s 9.9 million common membership units in Holdings II (as previously discussed in note 1 above) for an equivalent number of common shares in RHI Inc. Consequently, pro forma net tangible book value is calculated under this assumption and as described above, except that the $106.9 million non-controlling interest in consolidated entity as reflected in the unaudited consolidated pro forma balance sheet as of March 31, 2008 is not treated as a liability but as stockholders’ equity in such calculation. The net tangible book value per share as of March 31, 2008 under this assumption is calculated by dividing the resulting $178.8 million pro forma net tangible book value by 22.4 million shares of RHI Inc. assumed to be outstanding upon completion of the offering (on a fully diluted basis assuming the exchange of KRH’s 9.9 million common membership units in Holdings II for an equivalent number of common shares in RHI Inc.).
(3)	The dilution per share to new investors is $11.25 per share if the exchange of common membership units of Holdings II held by KRH is not assumed and is based on the RHI pro forma amounts in the unaudited pro forma balance sheet without further adjustments. Pro forma net tangible book value per share as of March 31, 2008 is calculated by dividing pro forma net tangible book value calculated as described above of $71.9 million by the 12.5 million shares of RHI Inc. to be outstanding upon completion of the offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value by approximately $11.7 million, the pro forma as adjusted net tangible book value per share after this offering by approximately $0.52 per share and the dilution per share to new investors in this offering by approximately $0.48 per share assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and expenses.

Assuming this offering had occurred on March 31, 2008, the following table summarizes the differences between the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by: (i) our existing stockholders, assuming all common membership units of Holdings II held by KRH immediately prior to the offering had been exchanged for common stock as of March 31, 2008; and (ii) the new investors purchasing shares of common stock in this offering with respect to the number of shares of common stock purchased from us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	100	—%	$1,000	—%	$10.00
Investors in this offering	12,500,000	100%	212,500,000	100%	17.00
Total	12,500,100	100%	$212,501,000	100%	$17.00

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors and the average price per share by $12.5 million and $1.00, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting underwriting discounts and commissions and estimated expenses.

5. We revised the section under the caption ‘‘Unaudited pro forma financial information.’’ The revised section is set forth below.

Unaudited pro forma financial information

The unaudited consolidated pro forma statements of operations for the three months ended March 31, 2008 and the year ended December 31, 2007 present our consolidated results of operations, giving pro forma effect to the reorganization and offering transactions, as described under ‘‘Corporate history and reorganization’’ and the use of the estimated net proceeds from this offering and the concurrent financing transactions as described under ‘‘Use of proceeds,’’ as if such transactions occurred on January 1, 2007. Immediately prior to the completion of this offering, KRH will contribute its 100% ownership interest in RHI LLC to Holdings II in consideration for 100% of the common membership units in Holdings II and Holdings II’s assumption of all of KRH’s obligations under its financial advisory agreement with Kelso. Upon completion of this offering, the net proceeds received from this offering will be contributed by RHI Inc. to Holdings II in exchange for 55.8% of the common membership units in Holdings II. Holdings II and its subsidiaries will use the proceeds that they receive, together with the net proceeds from the concurrent financing transactions, to repay RHI LLC’s existing senior second lien credit facility in full, to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay the KRH unsecured term loan facility and to pay certain fees and expenses in connection with the reorganization and offering transactions; the remaining proceeds, if any, will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility. We will contribute to Holdings II any net proceeds received from the underwriters’ exercise of the over-allotment option in exchange for additional newly issued common membership units in Holdings II equal to the number of shares of common stock issued in the exercise of the over-allotment option.

The unaudited consolidated pro forma balance sheet as of March 31, 2008 presents our financial position, giving pro forma effect to the May 2008 equity contribution, as described in note (1) to the Unaudited consolidated pro forma balance sheet, the reorganization and offering transactions, as described under ‘‘Corporate history and reorganization,’’ and the use of the estimated net proceeds from this offering, as described under ‘‘Use of proceeds,’’ as if such transactions occurred on March 31, 2008. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering, on the historical financial information of RHI LLC.

The unaudited consolidated pro forma financial information of RHI Inc. should be read together with ‘‘Corporate history and reorganization,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and RHI LLC’s historical financial statements and related notes included elsewhere in this prospectus.

The unaudited consolidated pro forma financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of RHI Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited consolidated pro forma financial information should not be relied upon as being indicative of our results of operations or financial condition had the reorganization described under ‘‘Corporate history and reorganization’’ and the use of the estimated net proceeds from this offering as described under ‘‘Use of proceeds’’ occurred on the dates assumed. The unaudited consolidated pro forma financial information also does not project the results of operations or financial position for any future period or date.

Unaudited consolidated pro forma statement of operations

Three Months Ended March 31, 2008 (In thousands, except per share data)	RHI LLC Actual	Adjustments for Reorganization and Offering			RHI Inc. Pro Forma

Revenue:
Production revenue	$4,941	$			$4,941
Library revenue	17,280				17,280
Total revenue	22,221				22,221
Cost of sales	17,578				17,578
Gross profit	4,643				4,643
Other costs and expenses:
Selling, general and administrative	12,889		1,000	(1)	13,889
Amortization of intangible assets	357				357
Management fees to related parties	150		(150	)(2)	—
Loss from operations	(8,753)		(850)		(9,603)
Other expense:
Interest expense, net	(11,754)		2,943	(3)	(8,811)
Interest income	19				19
Loss on extinguishment of debt	—				—
Other income, net	887				887
Loss before non-controlling interest in loss of consolidated entity and income taxes	(19,601)		2,093		(17,508)
Income tax expense	(593)		—	(4)	(593)
Loss before non-controlling interest in loss of consolidated entity	(20,194)		2,093		(18,101)
Non-controlling interest in loss of consolidated entity	—		8,000	(5)	8,000
Net loss	$(20,194)		$10,093		$(10,101)
Weighted average shares of common stock outstanding:
Basic	N/A			(6)(7)	12,500
Diluted	N/A			(6)(7)	12,500
Net loss per share:
Basic	N/A			(6)(7)	$(0.81)
Diluted	N/A			(6)(7)	(0.81)
KRH has the option to exchange its units in Holdings II beginning six months from the completion of this offering (see Note 7).
(1)	Reflects management’s best estimate of additional selling, general and administrative expenses that we expect to incur as a result of being a public company. These costs are expected to include increased legal and accounting fees, including costs associated with Sarbanes-Oxley compliance, Directors and Officers insurance premiums, investor relations efforts, additional headcount, public company filings, registration fees and financial printing. We currently expect these costs to range between $3.0 million and $5.0 million annually, but such actual costs may be materially different.
(2)	Reflects the elimination of our fee obligations under our existing financial advisory agreement with Kelso. Prior to the consummation of this reorganization and offering, Kelso had agreed to render services to us in connection with planning, strategy, oversight and support. Such services included assisting in the raising of additional debt and equity capital, long term strategic planning and such other consulting and advisory services as we may have reasonably requested. In consideration for these services, we have agreed to pay Kelso a $600,000 annual fee, which was paid in quarterly installments.
(3)	The use of proceeds from this offering and the concurrent financing transactions to repay RHI LLC’s existing senior second lien credit facility in full will result in a significant reduction in our interest expense. For purposes of calculating the pro forma reduction in interest expense for the three months ended March 31, 2008, we computed the reduction in pro forma interest expense and we assumed the proceeds from the offering and the concurrent financing transactions were used to repay the entire $260.0 million of actual existing senior second lien debt outstanding. The interest rate applied to the existing senior second lien term loan amount deemed to be repaid was equal to the average rate in effect applicable to each tranche of debt during the period. The average interest rate applied to the existing senior second lien credit facility was 7.86% and interest expense for the three months ended March 31, 2008 was reduced by $5.1 million as a result of the above noted pro forma adjustments.
As a result of repayment of a portion of RHI LLC’s existing senior second lien credit facility, pro forma interest expense was reduced by an additional $0.2 million to reflect lower amortization expense associated with deferred debt financing costs and original issue discount related to the existing senior second lien credit facility.
Partially, offsetting the reductions in interest expense noted above is the additional interest expense related to borrowings under RHI LLC’s new senior second lien credit facility and upsized revolving credit facility. The interest rates applied on the new senior second lien credit facility and upsized revolving credit facility borrowings were 10.76% and 5.26%, respectively, resulting in additional interest expense of $1.3 million and $0.9 million, respectively, for the three months ended March 31, 2008. The new senior second lien credit facility and upsized revolving credit facility borrowings resulted in additional deferred debt cost amortization of $0.1 million for the three months ended March 31, 2008.
A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would decrease (increase) our pro forma interest expense, net, and our pro forma net loss for the three months ended March 31, 2008 by approximately $0.2 million and $0.1 million, respectively.
(4)	Following the reorganization and offering, we will be subject to U.S. federal income taxes, in addition to certain state, local and foreign taxes, with respect to our allocable share of any net taxable income of Holdings II, which will result in higher income taxes and an increase in income taxes paid. No adjustment has been made to the provision for corporate income taxes in the unaudited pro forma statement of operations for the three months ended March 31, 2008 as any pro forma income tax benefits resulting from net operating losses would require a full valuation allowance.
(5)	Following the reorganization and offering, we will record a significant non-controlling interest in loss of consolidated entity relating to the ownership interest of KRH in Holdings II. As described in ‘‘Corporate history and reorganization,’’ RHI Inc. will be the sole managing member of Holdings II. Accordingly, RHI Inc. will have a majority economic interest, a majority voting interest, and control the management of Holdings II. As a result, RHI Inc. will consolidate Holdings II and record a non-controlling interest in income (loss) of consolidated entity for the economic interest in loss of Holdings II held by KRH. The $8.0 million pro forma non-controlling interest in loss of consolidated entity for the three months ended March 31, 2008 is calculated by multiplying KRH’s 44.2% interest in Holdings II by the $18.1 million pro forma Loss before non-controlling interest in loss of consolidated entity for the three months ended March 31, 2008.

(6)	The offering will result in the issuance of 12,500,000 shares of common stock, including 2,452,941 shares of common stock expected to generate proceeds in an amount sufficient to fund our payment of $6.0 million to Kelso to eliminate our fee obligations under our existing financial advisory agreement with them and to fund a $35.7 million distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility. Pro forma loss per share for the three months ended March 31, 2008 has been reduced by $0.20 per share as a result of the issuance of these 2,452,941 shares.
(7)	Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Each exchange by KRH of its interest in Holdings II will result in a decrease to Non-controlling interest in loss of consolidated entity and a corresponding increase to net loss. Holdings II intends to make a tax election pursuant to Section 754 of the Internal Revenue Code, entitling RHI Inc. to a tax basis adjustment in the assets of Holdings II that is attributable to the units acquired by RHI Inc. in the exchange. These increases in tax basis may increase depreciation and amortization deductions for tax purposes and, therefore, reduce the amount of tax that RHI Inc. would otherwise be required to pay in the future.
The table below summarizes, for the three months ended March 31, 2008, the accounts that would be impacted by hypothetical exchanges by KRH of the 20%, 40% and 80% of its remaining interest in Holdings II after the reorganization and offering transactions and what the resulting account balances and earnings per share would be. In all scenarios, it has been assumed that RHI will fund the payment to KRH with shares of RHI Inc. common stock. If the payments were made in cash, the results noted below would differ. However, we believe it is more likely that the payments will be made in shares of RHI Inc. common stock.

	20% Exchange	40% Exchange	80% Exchange
Income tax expense	$(593)	$(593)	$(593)
Non-controlling interest in loss of consolidated entity	6,400	4,800	1,600
Net loss	(11,701)	(13,301)	(16,501)

Weighted average shares of common stock outstanding:
Basic	14,480	16,460	20,420
Diluted	14,480	16,460	20,420
Net loss per share:
Basic	$(0.81)	$(0.81)	$(0.81)
Diluted	$(0.81)	$(0.81)	$(0.81)

Unaudited consolidated pro forma statement of operations

Year ended December 31, 2007 (In thousands, except per share data)	RHI LLC Actual	Adjustments for Reorganization and Offering			RHI Inc. Pro Forma

Revenue:
Production revenue	$133,149	$			$133,149
Library revenue	98,862				98,862
Total revenue	232,011				232,011
Cost of sales	137,074				137,074
Gross profit	94,937				94,937
Other costs and expenses:
Selling, general and administrative	45,684		4,000	(1)	49,684
Amortization of intangible assets	1,327				1,327
Management fees to related parties	600		(600	)(2)	—
Income from operations	47,326		(3,400)		43,926
Other expense:
Interest expense, net	(51,487)		13,177	(3)	(38,310)
Interest income	215				215
Loss on extinguishment of debt	(17,297)				(17,297)
Other income, net	70				70
Loss before non-controlling interest in loss of consolidated entity and income taxes	(21,173)		9,777		(11,396)
Income tax expense	(1,424)		—	(4)	(1,424)
Loss before non-controlling interest in loss of consolidated entity	(22,597)		9,777		(12,820)
Non-controlling interest in loss of consolidated entity	—		5,666	(5)	5,666
Net loss	$(22,597)		$15,443		$(7,154)
Weighted average shares of common stock outstanding:
Basic	N/A			(6)(7)	12,500
Diluted	N/A			(6)(7)	12,500
Net loss per share:
Basic	N/A			(6)(7)	$(0.57)
Diluted	N/A			(6)(7)	(0.57)
KRH has the option to exchange its units in Holdings II beginning six months from the completion of this offering (see Note 7).
(1)	Reflects management’s best estimate of additional selling, general and administrative expenses that we expect to incur as a result of being a public company. These costs are expected to include increased legal and accounting fees, including costs associated with Sarbanes-Oxley compliance, Directors and Officers insurance premiums, investor relations efforts, additional headcount, public company filings, registration fees and financial printing. We currently expect these costs to range between $3.0 million and $5.0 million annually, but such actual costs may be materially different.
(2)	Reflects the elimination of our fee obligations under our existing financial advisory agreement with Kelso. Prior to the consummation of this reorganization and offering, Kelso had agreed to render services to us in connection with planning, strategy, oversight and support. Such services included assisting in the raising of additional debt and equity capital, long term strategic planning and such other consulting and advisory services as we may have reasonably requested. In consideration for these services, we agreed to pay Kelso a $600,000 annual fee, which was paid in quarterly installments.
(3)	The use of proceeds from this offering and the concurrent financing transactions to repay RHI LLC’s existing senior second lien credit facility in full will result in a significant reduction in our interest expense. On April 13, 2007, we refinanced RHI LLC’s existing credit facilities by increasing our outstanding existing senior second lien credit facility from $65.0 million to $260.0 million. The $195.0 million increase in RHI LLC’s outstanding existing senior second lien credit facility was used to reduce first lien debt by $180.0 million and fund $15.0 million of costs associated with the refinancing. For purposes of calculating the pro forma reduction in interest expense for the year ended December 31, 2007, we computed the reduction in pro forma interest expense separately for the periods prior to, and subsequent to, the refinancing. For the period prior to the refinancing, we assumed the proceeds from the offering and concurrent financing transactions were first used to repay the $65.0 million of actual debt outstanding under RHI LLC’s existing senior second lien credit facility and the remaining proceeds were used to repay $195.0 million of debt outstanding under RHI LLC’s first lien credit facility. For the period subsequent to the refinancing, we assumed the proceeds were used to repay a portion of the $260.0 million of actual existing senior second lien debt outstanding. The interest rates applied to both the existing senior second lien and first lien term loan amounts deemed to be repaid were equal to the average rates in effect applicable to each tranche of debt during the periods noted. For the period prior to the refinancing, the average interest rate applied to the existing senior second lien credit facility was 12.61% and to the first lien term debt was 8.35%. For the period subsequent to the refinancing, the average interest rate applied to the second lien credit facility was 9.21%. Interest expense for the year ended December 31, 2007 was reduced by $24.1 million as a result of the above noted pro forma adjustments.
As a result of repayment of a portion of RHI LLC’s existing senior second lien credit facility, pro forma interest expense was reduced by an additional $0.9 million to reflect lower amortization expense associated with deferred debt financing costs related and original issue discount to the existing senior second lien credit facility.
Partially, offsetting the reductions in interest expense noted above is the additional interest expense related to borrowings under RHI LLC’s new senior second lien credit facility and upsized revolving credit facility. The interest rates applied on the new senior second lien credit facility and upsized revolving credit facility borrowings were 12.80% and 7.30%, respectively, resulting in additional interest expense of $6.4 million and $5.0 million, respectively, for the year ended December 31, 2007. The new senior second lien credit facility and upsized revolving credit facility borrowings resulted in additional deferred debt cost amortization of $0.4 million for the year ended December 31, 2007.
A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would decrease (increase) our pro forma interest expense, net, and our pro forma net loss for the year ended December 31, 2007 by approximately $0.9 million and $0.5 million, respectively.
(4)	Following the reorganization and offering, we will be subject to U.S. federal income taxes, in addition to certain state, local and foreign taxes, with respect to our allocable share of any net taxable income of Holdings II, which will result in higher income taxes and an increase in income taxes paid. No adjustment has been made to the provisions for corporate income taxes in the unaudited pro forma statement of operations for the year ended December 31, 2007 as any pro forma income tax benefits resulting from net operating losses would require a full valuation allowance.

(5)	Following the reorganization and offering, we will record a significant non-controlling interest in loss of consolidated entity relating to the ownership interest of KRH in Holdings II. As described in ‘‘Corporate history and reorganization,’’ RHI Inc. will be the sole managing member of Holdings II. Accordingly, RHI Inc. will have a majority economic interest, a majority voting interest, and control the management of Holdings II. As a result, RHI Inc. will consolidate Holdings II and record a non-controlling interest in loss of consolidated entity for the economic interest in Holdings II held by KRH. The $5.7 million pro forma non-controlling interest in loss of consolidated entity for the year ended December 31, 2007 is calculated by multiplying KRH’s 44.2% interest in Holdings II by the $12.8 million pro forma Loss before non-controlling interest in loss of consolidated entity for the year ended December 31, 2007.
(6)	The offering will result in the issuance of 12,500,000 shares of common stock, including 2,452,941 shares of common stock expected to generate proceeds in an amount sufficient to fund our payment of $6.0 million to Kelso to eliminate our fee obligations under our existing financial advisory agreement with them and to fund a $35.7 million distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility. Pro forma loss per share for the year ended December 31, 2007 has been reduced by $0.14 per share as a result of the issuance of these 2,452,941 shares.
(7)	Beginning six months from the completion of this offering, KRH will be entitled to exchange its common membership units in Holdings II for, at our option, shares of RHI Inc. common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalizations or similar events) or cash, or a combination of both stock and cash. Each exchange by KRH of its interest in Holdings II will result in a decrease to Non-controlling interest in loss of consolidated entity and a corresponding increase to net loss. Holdings II intends to make a tax election pursuant to Section 754 of the Internal Revenue Code, entitling RHI Inc. to a tax basis adjustment in the assets of Holdings II that is attributable to the units acquired by RHI Inc. in the exchange. These increases in tax basis may increase depreciation and amortization deductions for tax purposes and, therefore, reduce the amount of tax that RHI Inc. would otherwise be required to pay in the future.

The table below summarizes, for the year ended December 31, 2007, the accounts that would be impacted by hypothetical exchanges by KRH of the 20%, 40% and 80% of its remaining interest in Holdings II after the reorganization and offering transactions and what the resulting account balances and earnings per share would be. In all scenarios, it has been assumed that RHI will fund the payment to KRH with shares of RHI Inc. common stock. If the payments were made in cash, the results noted below would differ. However, we believe it is more likely that the payments will be made in shares of RHI Inc. common stock.

	20% Exchange	40% Exchange	80% Exchange
Income tax expense	$(1,424)	$(1,424)	$(1,424)
Non-controlling interest in loss of consolidated entity	4,533	3,399	1,133
Net loss	(8,287)	(9,420)	(11,686)

Weighted average shares of common stock outstanding:
Basic	14,480	16,460	20,420
Diluted	14,480	16,460	20,420
Net loss per share:
Basic	$(0.57)	$(0.57)	$(0.57)
Diluted	$(0.57)	$(0.57)	$(0.57)

Unaudited consolidated pro forma balance sheet

As of March 31, 2008 (In thousands, except per share data)	RHI LLC Actual	May 2008 Equity Contribution(1)		Adjustments for Reorganization and Offering		RHI Inc. Pro Forma

Assets
Cash	$10,548	$		$—	(2)	$10,548
Accounts receivable, net of discount to present value of $5,822	97,612					97,612
Film production costs, net	768,744					768,744
Property and equipment, net	389					389
Prepaid and other assets, net	17,815			2,819	(3)	20,634
Intangible assets, net	3,243					3,243
Goodwill	59,838					59,838
Total assets	$958,189	$		$2,819		$961,008
Liabilities and member’s/stockholders’ equity
Accounts payable and accrued liabilities	$51,364			$(3,194	)(2)	$48,170
Accrued film production costs	135,944					135,944
Debt	675,437		(29,115)	(136,799	)(2)(3)	509,523
Notes and amounts payable to affiliates, net	—					—
Deferred revenue	25,512					25,512
Non-controlling interest in consolidated entity	—			106,893	(4)	106,893
Total liabilities	888,257		(29,115)	(33,100)		826,042
Member’s equity	92,580		29,115	(121,695	)(4)	—
Stockholders’ equity	—
Common stock, par value $0.01 per share; shares authorized and shares issued and outstanding	—			125	(2)	125
Additional paid-in capital	—			154,870	(2)(4)	154,870
Retained deficit	—			(7,391	)(3)	(7,391)
Accumulated other comprehensive income	(22,648)			10,010	(2)	(12,638)
Total member’s/stockholders’ equity	69,932		29,115	35,919		134,966
Total liabilities and member’s/stockholders’ equity	$958,189		$—	$2,819		$961,008
(1)	On May 8, 2008, RHI Entertainment Holdings, LLC, which will change its name to KRH Investments LLC immediately prior to the completion of this offering, borrowed $30.0 million under a new senior unsecured term loan facility and contributed all of the net proceeds as a contribution to our common equity capital. A portion of the proceeds from the offering and the concurrent financing transactions will be used to fund a $35.7 million distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay the KRH unsecured term loan facility.
(2)	Represents the adjustments to reflect the reorganization and the net proceeds of the offering and their use.
The reorganization and the offering will result in stockholders’ equity of $135.0 million from the issuance of shares of common stock at an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus).
As described under ‘‘Use of proceeds,’’ Holdings II and its subsidiaries will use the estimated $198.2 million of net proceeds it receives from RHI Inc.’s offering (after deducting underwriting discounts and commissions and assuming an initial offering price equal to the midpoint of the range set forth on the cover page of this prospectus) together with the net proceeds of approximately $118.7 million from borrowings under our new $50.0 million senior second lien credit facility and our revolving credit facility as follows:

•	approximately $260.0 million will be used to repay RHI LLC’s existing senior second lien credit facility in full;
•	approximately $35.7 million will be used to fund a distribution to KRH intended to return capital contributions by KRH used for the funding of capitalized film production costs incurred prior to the reorganization which KRH will use to repay its unsecured term loan facility;
•	approximately $21.2 million will be used to pay fees and expenses in connection with the reorganization and offering transactions and the concurrent financing transactions, including $6.0 million to Kelso in consideration for the termination of our fee obligations under the existing financial advisory agreement, the settlement of accrued interest related to the existing senior second lien credit facility and the 1% premium on the existing senior second lien credit facility repayment; and
•	any remaining proceeds will be used for general corporate purposes, which may include the repayment of borrowings under RHI LLC’s revolving credit facility.
The above noted transactions result in the following:
•	the pro forma adjustment of $3.2 million to Accounts payable and accrued liabilities to reflect the settlement of accrued interest due upon full repayment of the existing senior second lien credit facility;
•	the pro forma adjustment of $136.8 million to Debt to reflect a reduction of $260.0 million resulting from the repayment of RHI LLC’s existing senior second lien credit facility in full, partially offset by increases of $4.5 million associated with the write-off of unamortized original issue discount on RHI LLC’s existing senior second lien credit facility and $118.7 million of net proceeds from borrowings under our new $50.0 million senior second lien credit facility and our revolving credit facility;
•	the pro forma adjustment to Common stock to reflect the $125 par value of the shares issued in this offering;
•	the pro forma adjustment of $154.9 million to Additional paid-in capital to reflect the $92.6 million Members’ equity of RHI LLC at March 31, 2008 increased by:
o	the $29.1 million May 2008 equity contribution (see note 1);
o	the estimated $198.2 million of net proceeds from the offering (after deducting underwriting discounts and commissions and assuming an initial offering price equal to the midpoint of the range set forth on the cover page of this prospectus);
and decreased by:
o	the estimated $6.4 million of costs associated with the offering;
o	the $35.7 million distribution to KRH (see note 1); and
o	the 44.2% non-controlling interest of KRH in the above items.
•	the pro forma adjustment of $10.0 million to Accumulated other comprehensive loss represents the reclassification to Non-controlling interest in consolidated entity of KRH’s 44.2% interest in the $22.6 million Accumulated other comprehensive loss of RHI LLC as of March 31, 2008.
A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of total debt, non-controlling interest in consolidated entity additional paid-in capital and total member’s /stockholders’ equity by $11.7 million, $5.2 million, $6.5 million and $6.5 million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and expenses.

We have assessed the various matters that would require a supermajority vote of the board of RHI Inc. and have concluded that these rights are ‘‘protective rights’’ under EITF Consensus 04-5, given that they address matters that are not expected to be addressed in directing and carrying out Holdings II’s current business activities. Should a circumstance arise in the future under which KRH should become entitled to approve specific actions of Holdings II as described under ‘‘Corporate history and reorganization’’, RHI Inc. would no longer consolidate Holdings II and instead would apply the equity method of accounting for its interest in Holdings II.
(3)	In connection with the offering, RHI LLC will expense the following: a $6.0 million fee to be paid to Kelso in exchange for the termination of its fee obligations under its existing financial advisory agreement; $2.6 million to be paid related to the 1% premium on the repayment of RHI LLC’s existing senior second lien credit facility; and $4.6 million resulting from the write-off of unamortized deferred debt issuance costs and original issue discount associated with repayment of RHI LLC’s existing senior second lien credit facility. Upon the consolidation of RHI LLC, RHI Inc. (through its interest in Holdings II) will record its share of these expenses as an adjustment to retained loss and KRH’s share of these expenses as an adjustment to Non-controlling interest in consolidated entity in the Unaudited consolidated pro forma balance sheet as of March 31, 2008. A pro forma adjustment of $7.4 million was recorded to Retained deficit to reflect RHI Inc.’s 55.8% interest in the above noted expenses.
Pro forma adjustments were recorded to Prepaid and other assets to reduce it by $0.2 million to reflect the write-off of unamortized deferred debt issuance costs and increase it by $3.0 million to reflect the capitalization of additional debt costs associated with the concurrent financing transactions. Pro forma adjustments were recorded to reduce the cash proceeds from the offering to reflect the $6 million fee to be paid to Kelso and the 1% premium on the repayment of RHI LLC’s existing senior second lien credit facility. See note (1) to the Unaudited consolidated pro forma balance sheet.
(4)	Reflects the expected consolidation of Holdings II and its wholly-owned subsidiary, RHI LLC, by RHI Inc., including the classification of the minority interest of Holdings II as RHI Inc.’s non-controlling interest in the consolidated entity and the associated reduction in additional paid-in capital of RHI Inc. Immediately prior to completion of this offering, KRH will contribute RHI LLC to Holdings II for the common membership interests in Holdings II. Upon completion of this offering, RHI Inc. will purchase from Holdings II a number of newly issued common membership units equal to the number of common shares sold in the public offering, at a price per unit equal to the public offering price per share. The non-controlling interest in the consolidated entity was established in accordance with EITF 94-2, ‘‘Treatment of Minority Interests in Certain Real Estate Investment Trusts’’ by multiplying the net equity of Holdings II (after reflecting the contributions of KRH and RHI Inc. and costs related to the offering and reorganization) by KRH’s percentage ownership in Holdings II. Upon completion of this offering, RHI Inc. and KRH will own approximately 55.8% and 44.2% of the outstanding common membership units in Holdings II, respectively. Prior to this offering, KRH owned all of the ownership interests in RHI LLC.
The Holdings II LLC Agreement, director designation agreement and other corporate organizational documents effectively provide for KRH, under certain circumstances, to exercise a greater degree of influence in, and control over, the operation of our business and the management of our affairs. Even though KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence in Holdings II. See ‘‘Relationships and certain related transactions — Transactions with KRH.’’
RHI Inc., as managing member of Holdings II, expects to consolidate Holdings II based upon the provisions of EITF Consensus 04-5. EITF Consensus 04-5 provides that a managing member is presumed to control, and therefore should consolidate, a limited liability company that is not a variable interest entity under FASB Interpretation No. 46(R). The presumption of control can be overcome if the other members can cause the liquidation of the limited liability company, remove the managing member without cause, or if the other members have substantive participating rights in decisions affecting the entity’s ordinary course of business. KRH, the non-managing member, will not have the ability to cause liquidation or to remove RHI Inc. as manager without cause.
We have assessed the various matters that would require a supermajority vote of the board of RHI Inc. and have concluded that these rights are ‘‘protective rights’’ under EITF Consensus 04-5, given that they address matters that are not expected to be addressed in directing and carrying out Holdings II’s current business activities. Should a circumstance arise in the future under which KRH should become entitled to approve specific actions of Holdings II as described under ‘‘Corporate history and reorganization’’, RHI Inc. would no longer consolidate Holdings II and instead would apply the equity method of accounting for its interest in Holdings II.